CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF TRUST

OF

RAINIER INVESTMENT MANAGEMENT MUTUAL FUNDS

THIS Certificate of Amendment to the Certificate of Trust of Rainier Investment Management Mutual Funds (the “Trust”) is being duly executed and filed by the undersigned, as trustee, to amend the original Certificate of Trust (the “Certificate of Trust”) of a statutory trust formed under the Delaware Statutory Trust Act (12 Del. C. Section 3801, et seq.) (the “Act”).

1.        Name. The name of the statutory trust amended hereby is Rainier Investment Management Mutual Funds.

2.        Amendment of Certificate. The Certificate of Trust of the Trust is hereby amended by adding the following as Article SEVENTH:

Pursuant to Section 3806(b)(2) of the Delaware Statutory Trust Act (12 Del. C. Section 3801, et seq.) (the “Act”), the Trust may issue one or more series of beneficial interests having the rights and preferences set forth in the governing instrument of the Trust, as the same may be amended from time to time (each a “Series”). Pursuant to Section 3804(a) of the Act, there shall be a limitation on liabilities of each Series such that (a) the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series shall be enforceable against the assets of such Series only, and not against the assets of the Trust generally or the assets of any other Series thereof and (b) none of the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to the Trust generally or any other Series thereof shall be enforceable against the assets of such Series.

3.        Effective Time. This Certificate of Amendment will be effective upon filing.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment in accordance with Section 3811(a) of the Act.

By:	/S/ MELODIE B. ZAKALUK

MELODIE B. ZAKALUK, not in her individual capacity but solely as trustee